Exhibit 11-1
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Net income applicable to common stock	$17,421	$24,375	$40,671	$44,047

Average number of common shares outstanding	16,773	16,786	16,817	16,771

Net income per share — Basic	$1.04	$1.45	$2.42	$2.63

Average number of common shares outstanding	16,773	16,786	16,817	16,771
Add: Assumed exercise of stock options and vesting of stock grants	139	133	185	176

Common and common equivalent shares outstanding	16,912	16,919	17,002	16,947

Net income per share — Diluted	$1.03	$1.44	$2.39	$2.60